Morningside PlayCare

Offering
Statement

August 5, 2020



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Morningside PlayCare, Inc.

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the investment platform available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Morningside PlayCare, Inc., a New York corporation (**"Morningside PlayCare"** or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is raising funds in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**"). The Issuer is seeking to raise under Regulation Crowdfunding a minimum of $10,000 to a maximum of $20,000 through the offer and sale of Securities on the Site (the "**Offering**").

A Regulation Crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

I. SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by Morningside PlayCare on the Site are governed by the NPA. Each NPA is an agreement between an investor and Morningside PlayCare, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in Morningside PlayCare and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing in which the Issuer generates revenues.

Issuer

Offering Amount	Minimum of $10,000 and maximum of $20,000
Offering Period	Until 11:59 PM of December 15, 2020 or earlier as described below.
Minimum Investment	$100
Closing and Escrow Process	Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Site during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon Morningside PlayCare's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Site.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to Morningside PlayCare upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless Morningside PlayCare raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If Morningside PlayCare raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be

	accelerated.
Material Changes to the Offering	If Morningside PlayCare determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	3% of monthly gross revenue, starting in February 2021.
Investment Multiple	Up to 1.3x (except as provided under Early Payment Provision below) Investors will each receive in the aggregate an amount equal to the Investment Multiple multiplied by their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Total Payment	The Issuer will make monthly payments starting after the Deferral Period based on the relevant revenue sharing percentage, until the Investors have been paid an amount equal to (a) the Offering Amount *multiplied by* (b) the relevant Investment Multiple ("Total Payment").
Deferral Period	The Deferral Period for monthly payments will be after Closing until January 31, 2021
Maturity Date	The Maturity Date of each Note means the first business day after the close of the 48th month following the Deferral Period ("Maturity"). If the investors have not been paid the Total Payment in full prior to Maturity, the Issuer is required to promptly pay the entire outstanding balance to the investors.
Early Payment Provision	If the Revenue Sharing Notes are prepaid at least 24 months but less than 36 months prior to the Maturity Date, the Investment Multiple will be 1.2x. If the Issuer is prepaying the Total Payment at least or more than 36 months prior to the Maturity Date, the Investment Multiple will be 1.1x, in accordance with the terms of the Note Purchase Agreement.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

	Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank. All payments are made to Investors' accounts with GoldStar Trust Company.
NextSeed Fee	There are no fees to open an investment account on the Site or to make an investment in Securities. NextSeed will not be charging service fees to investors for investments in this Community Bridge Note.
Security Interest	No security interest.
Tax Considerations	Morningside PlayCare intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA. The NPA may only be modified with the consent of a majority of investors and Morningside PlayCare.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

Morningside PlayCare certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Morningside PlayCare was formed in 2015 and has been in operation for the past 5 years.

Morningside PlayCare is seeking to crowdfund an amount between the minimum of $10,000 and maximum of $20,000 through the Offering to help them get through the COVID-19 pandemic. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Equity Shares	100%	100%	All	N/A

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Gail Foster	100%

The principal shareholders identified herein are holders of equity interests in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of equity interests may have certain voting rights under the operating agreement of the Issuer, the Securities are debt securities and their terms are governed solely by the NPA and the accompanying notes. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, the Member may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

Creditor(s)	Amount Outstanding	Interest Rate	Payment schedule	Maturity Date	Other Material

					Terms
N/A					

III.   COVERED PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of Morningside PlayCare are listed below.

Name	Bio
Gail Foster, CEO *2015 - Present*	Dr. Gail Foster has a 20 year history as an educational entrepreneur developing frontier programs in her field. A graduate of Columbia University's Teachers College, her experience includes consulting and leadership service to school start-up entrepreneurs, service as a high school administrator, and contributing to the field as a published research scholar. In addition, she has served as a nonprofit administrator, organizational consultant, teacher trainer, and classroom teacher Pre-K to Higher Ed. Dr. Foster has served on many distinguished boards, including the national Council on American Private Education and various private and charter school boards. As a research scholar at the RAND Corporation, the Institute for Independent Education, the NYC Department of Education, CUNY, and the Toussaint Institute, she has published on the power of inquiry-based learning, inner city private schools, private school start-ups, small public schools, African American boys with special education labels, and community-based and women led educational enterprises, called historically black independent schools. She is the winner of numerous civic awards and a gubernatorial citation, as well as an invitation to the White House for developing programs that are responsive to parents, place children at the center, and serve as leading edge models for education practitioners and policymakers. She is a mom with a passion for transforming American education, and views her current work as yet another opportunity to serve and contribute. In her past incarnation, Dr. Foster founded the Association of Historically Black Independent Schools.

IV. USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$10,000	$20,000
Less: Offering Expenses[2]	Up to $400	Up to $800
Net Proceeds	At least $9,600	At least $19,200
Use of Proceeds	Working capital	Working capital

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[2] NextSeed charges 4% of the total Offering Amount as compensation for its services provided in connection with the Offering.

V. FINANCIAL STATEMENTS

Current Financial Statements

The Issuer has been operating for the past 5 years and has provided financial statements for the past 2 fiscal years. Please see Appendix A for the financial statements with officer certification.

Pro Forma Financial Statement

To illustrate the earnings potential of Morningside PlayCare Inc., the Issuer is providing a summary of its 5-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies, as well as on the extensive experience of the officers having operated similar businesses.

	YR 1	YR 2	YR 3	YR 4	YR 5
Total Tuition	$ 179,836	$ 308,291	$ 369,949	$ 443,939	$ 532,727
Non-tuition Income					
Annual Event	$ 385	$ 660	$ 792	$ 950	$ 1,140
Lunch	$ 760	$ 1,302	$ 1,562	$ 1,875	$ 2,250
Nature Retreat	$ 515	$ 882	$ 1,058	$ 1,270	$ 1,524
Other Revenue	$ 2,074	$ 3,556	$ 4,267	$ 5,121	$ 6,145
Total Non-Tuition Income	$ 3,733	$ 6,400	$ 7,680	$ 9,216	$ 11,059
Total Income	$ 183,569	$ 314,691	$ 377,629	$ 453,155	$ 543,786
GROSS PROFIT	$ 183,570	$ 314,691	$ 377,629	$ 453,155	$ 543,786
Salaries and fringes					
Executive Director	$ 16,083	$ 16,404	$ 16,732	$ 17,067	$ 17,408
Staff Salaries	$ 48,378	$ 49,346	$ 50,332	$ 51,339	$ 52,366
Payroll Taxes	$ 18,188	$ 18,551	$ 18,922	$ 19,301	$ 19,687
Life Insurance	$ 300	$ 306	$ 312	$ 318	$ 325
IRA	$ 50	$ 51	$ 52	$ 53	$ 54
Total Salaries and fringes	$ 82,999	$ 84,658	$ 86,350	$ 88,078	$ 89,840
GEN/ADMIN EXPENSES					
Advertising & Marketing	$ 2,661	$ 2,661	$ 2,661	$ 2,661	$ 2,661
Bank Charges & Fees	$ 1,110	$ 1,110	$ 1,110	$ 1,110	$ 1,110
Donations	$ 1,513	$ 1,513	$ 1,513	$ 1,513	$ 1,513
Insurance -General Liability	$ 4,642	$ 4,735	$ 4,830	$ 4,926	$ 5,025
Job Supplies					
Hygiene supplies	$ 352	$ 359	$ 366	$ 374	$ 381
Instructional Supplies	$ 3,241	$ 3,306	$ 3,372	$ 3,439	$ 3,508
Lunch Food	$ 11,926	$ 12,165	$ 12,408	$ 12,656	$ 12,909
Office Supplies & Equipment	$ 4,115	$ 4,197	$ 4,281	$ 4,367	$ 4,454
Software	$ 708	$ 722	$ 736	$ 751	$ 766
Total Job Supplies	$ 20,342	$ 20,749	$ 21,163	$ 21,587	$ 22,018
Meals & Entertainment	$ 2,856	$ 2,856	$ 2,856	$ 2,856	$ 2,856
Miscellaneous	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
Print and Postage	$ 252	$ 252	$ 252	$ 252	$ 252
Professional Development	$ 1,463	$ 1,463	$ 1,463	$ 1,463	$ 1,463
Professional Services	$ 17,878	$ 17,878	$ 17,878	$ 17,878	$ 17,878
Rent & Lease	$ 48,697	$ 48,697	$ 48,697	$ 48,697	$ 48,697
Repairs & Maintenance	$ 949	$ 949	$ 949	$ 949	$ 949
Subscriptions	$ 1,206	$ 1,206	$ 1,206	$ 1,206	$ 1,206
Taxes & Licenses	$ 2,598	$ 2,598	$ 2,598	$ 2,598	$ 2,598
Travel	$ 6,551	$ 6,551	$ 6,551	$ 6,551	$ 6,551
Utilities					
Internet/ Cable	$ 2,704	$ 2,785	$ 2,868	$ 2,954	$ 3,043
Telephone	$ 5,127	$ 5,281	$ 5,439	$ 5,602	$ 5,770
Total Utilities	$ 7,831	$ 8,066	$ 8,307	$ 8,556	$ 8,813
Total GEN/ADMIN EXPENSES	$ 125,549	$ 126,284	$ 127,034	$ 127,803	$ 128,590
Total Expenses	$ 208,548	$ 210,942	$ 213,384	$ 215,881	$ 218,430
NET OPERATING INCOME	$ (24,978)	$ 103,749	$ 164,245	$ 237,274	$ 325,356
Other Income - Project Reunite	$ 1,993	$ 1,993	$ 1,993	$ 1,993	$ 1,993
Total Other Income - Project Reunite	$ 1,993	$ 1,993	$ 1,993	$ 1,993	$ 1,993
Other Expenses - Project Reunite	$ 8,495	$ 8,495	$ 8,495	$ 8,495	$ 8,495
Total Other Expenses - Project Reunite	$ 8,495	$ 8,495	$ 8,495	$ 8,495	$ 8,495
NET OTHER INCOME	$ (6,501)	$ (6,501)	$ (6,501)	$ (6,501)	$ (6,501)
NET INCOME	$ (31,479)	$ 97,248	$ 157,744	$ 230,773	$ 318,855
*NextSeed Payment**	$ -	$ 8,654	$ 11,329	$ 6,017	

*Assumes a NextSeed offering of $20,000. If the final offering size is less than $20,000, the total payments are expected to be lower.

VI.   RISK FACTORS

An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of Morningside PlayCare and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

❑ *Business Risks*

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues. Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

❑ *Reputational Risks*

Adverse publicity concerning the early childhood education industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

❑ *Competition Risks*

The market for the early childhood education industry is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The early childhood education industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences. The early childhood education industry in the New York City, New York area is highly competitive in terms of type and quality of service, location, atmosphere and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from the early childhood education industry or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

❑ *Market Risks*

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

❑ *Risks from Work Stoppages, Terrorism or Natural Disasters*

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes, are known to occur sporadically in New York City, New York, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the center, property damage and lost sales if we are forced to close for an extended period of time.

❑ *Management Risks*

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

❑ *Personnel Risks*

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

❑ *Labor Supply Risks*

A primary component of our operations is labor. We compete with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the early childhood education industry. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or clients. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

❑ *Privacy Risks*

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

❑ *Real Estate Risks*

We are leasing the business location and are subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the center may become unattractive as demographic patterns change. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require us to close a store in a desirable location. Negative effects on our landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlord is unable to obtain financing or remain in good standing under the existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with us. If the landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we may have the option to retain some rights under the lease, we may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, we may experience a drop in the level of quality of such retail center. We may be adversely affected by the negative financial situations of developers and landlords.

❑ *Legal Risks*

Businesses in our industry can be adversely affected by litigation and complaints from clients or government authorities resulting from health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging clients from attending Morningside PlayCare. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

❑ *Environmental Risks*

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from Morningside PlayCare. Environmental conditions relating to releases of hazardous substances at Morningside PlayCare could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

❑ *Information Technology Risks*

We rely heavily on information systems for management of payments, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

❑ *Accounting Risks*

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

❑ *Intellectual Property Risks*

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of Morningside PlayCare. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

❑ *Regulatory Risks*

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus. Compliance with additional regulations can become costly and affect operating results.

❑ *Tax Risks*

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

❑ *Limited Source of Repayment*

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither Morningside PlayCare nor NextSeed guarantees payment or investor returns.

❑ *Risks Relating to Financial Forecasts*

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Morningside PlayCare and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

❑ *Risks Relating to Debt Financing*

Our debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. In addition, in the event that Morningside PlayCare obtains a SBA loan, the lien granted to secure the obligations under the NPA and the Notes may be subordinate to lien granted in favor of the SBA loan. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. Morningside PlayCare's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

❑ *Potential Conflicts of Interest*

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to Morningside PlayCare, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Morningside PlayCare. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Morningside PlayCare's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Morningside PlayCare for profits derived from such other such activities.

VII. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

Morningside PlayCare is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding and Rule 506 of Regulation D

With respect to Morningside PlayCare, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
N/A			

Certain Tax Considerations

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Site undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Site. All communication with the Issuer regarding the Offering is required to take place on the Site. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: www.MorningsidePlayCare.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial statements with officer certification

Officer Certification

I, Gail Foster, certify that:

(1) the financial statements of Morningside PlayCare, Inc., included in this Form are true and complete in all material respects; and

(2) the tax return information of Morningside PlayCare, Inc. included in this Form reflects accurately the information reported on the tax return for Morningside PlayCare, Inc. filed for the fiscal year ended 2019.

_____

Name: Gail Foster
Title: CEO

Morningside PlayCare

BALANCE SHEET

As of August 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Citi Checking	18,874.05
Paypal	453.53
WePay	0.00
Total Bank Accounts	**$19,327.58**
Accounts Receivable	
Accounts Receivable (A/R)	10,682.00
Total Accounts Receivable	**$10,682.00**
Total Current Assets	**$30,009.58**
TOTAL ASSETS	**$30,009.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Other Current Liabilities	
Bill Me Later - Paypal	-676.95
Total Other Current Liabilities	**-676.95**
Prepaid Tuition	56,696.00
Total Other Current Liabilities	**$56,019.05**
Total Current Liabilities	**$56,019.05**
Long-Term Liabilities	
Long Term Liabilities	
Credit Card Charges	8,468.00
Kiva loan	3,333.57
Loan Payable - Gail Foster	13,426.70
Loan Payable - T. Foster	12,720.00
Todd Ruffins	400.00
Total Long Term Liabilities	**38,348.27**
Total Long-Term Liabilities	**$38,348.27**
Total Liabilities	**$94,367.32**
Equity	
Opening Balance Equity	-55,758.87
Retained Earnings	24,746.96
Net Income	-33,345.83
Total Equity	**$ -64,357.74**
TOTAL LIABILITIES AND EQUITY	**$30,009.58**

Morningside PlayCare

BALANCE SHEET

As of August 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Citi Checking	7,427.16
Paypal	2,682.68
WePay	0.00
Total Bank Accounts	**$10,109.84**
Accounts Receivable	
Accounts Receivable (A/R)	10,213.00
Total Accounts Receivable	**$10,213.00**
Total Current Assets	**$20,322.84**
TOTAL ASSETS	**$20,322.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Other Current Liabilities	
Bill Me Later - Paypal	268.03
Total Other Current Liabilities	**268.03**
Total Other Current Liabilities	**$268.03**
Total Current Liabilities	**$268.03**
Long-Term Liabilities	
Long Term Liabilities	
Credit Card Charges	12,165.25
Kiva loan	6,666.93
Loan Payable - Gail Foster	18,714.54
Loan Payable - T. Foster	12,520.00
Todd Ruffins	1,000.00
Total Long Term Liabilities	**51,066.72**
Total Long-Term Liabilities	**$51,066.72**
Total Liabilities	**$51,334.75**
Equity	
Opening Balance Equity	-55,758.87
Retained Earnings	-554.93
Net Income	25,301.89
Total Equity	**$ -31,011.91**
TOTAL LIABILITIES AND EQUITY	**$20,322.84**

Morningside PlayCare
Statement of Comprehensive Income
PROFIT AND LOSS
September 2018 - August 2019

	TOTAL
Income	
4000 Tuition Net	
4010 Tuition	164,813.20
4020 Application Fee	1,693.00
4025 Enrollment fee	600.00
4030 Art Supplies	940.00
4040 Discounts given	-4,372.40
4050 Refund	-2,049.42
Total 4000 Tuition Net	**161,624.38**
4500 Non tuition income	
Annual Event	550.00
Lunch	1,705.00
Nature Retreat	1,410.00
Other Revenue	863.33
Total 4500 Non tuition income	**4,528.33**
Total Income	**$166,152.71**
GROSS PROFIT	**$166,152.71**
Expenses	
5000 Salaries and fringes	
5005 Executive Director	19,095.05
5010 Staff Salaries	50,844.95
5020 Employer taxes	5,769.94
5030 Payroll fees	909.12
5050 Life Insurance	385.40
Total 5000 Salaries and fringes	**77,004.46**
GEN/ADMIN EXPENSES	
Advertising & Marketing	2,453.55
Bank Charges & Fees	1,274.47
Donations	1,907.04
Instructional Support	
Hygiene supplies	535.42
Instructional Supplies	2,733.34
Lunch Food	10,530.66
Office Supplies & Equipment	4,240.69
Professional Development	1,489.70
Total Instructional Support	**19,529.81**
Insurance - General Liability	4,611.75
Meals & Entertainment	2,818.60
Miscellaneous	3,543.70
Print and Postage	692.47
Professional Services	18,806.88

Morningside PlayCare

PROFIT AND LOSS
September 2018 - August 2019

	TOTAL
Rent & Lease	47,881.14
Repairs & Maintenance	783.68
Software	826.86
Subscriptions	753.81
Taxes & Licenses	3,063.29
Travel	4,455.57
Utilities	
Internet/ Cable	2,711.80
Telephone	4,085.81
Total Utilities	**6,797.61**
Total GEN/ADMIN EXPENSES	**120,200.23**
Total Expenses	**$197,204.69**
NET OPERATING INCOME	$ -31,051.98
Other Income	
Project Reunite & Empower Project	2,941.84
Rented Room	4,100.00
Total Other Income	**$7,041.84**
Other Expenses	
Project Reunite & Empower expenses	9,338.59
Reconciliation Discrepancies	-2.90
Total Other Expenses	**$9,335.69**
NET OTHER INCOME	$ -2,293.85
NET INCOME	$ -33,345.83

Morningside PlayCare
Statement of Comprehensive Income
PROFIT AND LOSS
September 2017 - August 2018

	TOTAL
Income	
4000 Tuition Net	
4010 Tuition	193,868.83
4020 Application Fee	398.25
4025 Enrollment fee	400.00
4027 Assessment	200.00
4030 Art Supplies	270.00
4040 Discounts given	-1,103.77
Total 4000 Tuition Net	**194,033.31**
4500 Non tuition income	
Lunch	10,295.50
Nature Retreat	1,275.00
Other Revenue	1,341.44
Total 4500 Non tuition income	**12,911.94**
Total Income	**$206,945.25**
GROSS PROFIT	**$206,945.25**
Expenses	
5000 Salaries and fringes	
5005 Executive Director	13,484.62
5010 Staff Salaries	53,464.63
5020 Employer taxes	4,410.05
5030 Payroll fees	828.53
5040 IRA	3,007.17
5050 Life Insurance	0.00
Total 5000 Salaries and fringes	**75,195.00**
GEN/ADMIN EXPENSES	
Advertising & Marketing	1,393.39
Bank Charges & Fees	1,106.45
Donations	1,025.25
Instructional Support	
Hygiene supplies	709.91
Instructional Supplies	693.58
Lunch Food	6,521.90
Office Supplies & Equipment	2,692.73
Professional Development	2,490.89
Total Instructional Support	**13,109.01**
Insurance - General Liability	5,520.12
Meals & Entertainment	1,718.10
Miscellaneous	10,618.20
Print and Postage	515.08
Professional Services	13,091.83

Morningside PlayCare

PROFIT AND LOSS
September 2017 - August 2018

	TOTAL
Rent & Lease	48,464.24
Repairs & Maintenance	672.00
Software	1,586.04
Subscriptions	186.96
Taxes & Licenses	2,350.99
Travel	2,755.95
Utilities	
Internet/ Cable	2,655.92
Telephone	4,325.83
Total Utilities	**6,981.75**
Total GEN/ADMIN EXPENSES	**111,095.36**
Total Expenses	**$186,290.36**
NET OPERATING INCOME	**$20,654.89**
Other Income	
CPR/ AED First Aid Training	1,859.00
Rented Room	2,788.00
Total Other Income	**$4,647.00**
NET OTHER INCOME	**$4,647.00**
NET INCOME	**$25,301.89**

Morningside PlayCare

STATEMENT OF CASH FLOWS
September 2018 - August 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-33,345.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-469.00
Other Current Liabilities:Bill Me Later - Paypal	-944.98
Prepaid Tuition	56,696.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**55,282.02**
Net cash provided by operating activities	**$21,936.19**
FINANCING ACTIVITIES	
Long Term Liabilities:Credit Card Charges	-3,697.25
Long Term Liabilities:Kiva loan	-3,333.36
Long Term Liabilities:Loan Payable - Gail Foster	-5,287.84
Long Term Liabilities:Loan Payable - T. Foster	200.00
Long Term Liabilities:Todd Ruffins	-600.00
Net cash provided by financing activities	**$ -12,718.45**
NET CASH INCREASE FOR PERIOD	**$9,217.74**
Cash at beginning of period	10,109.84
CASH AT END OF PERIOD	**$19,327.58**

Morningside PlayCare

STATEMENT OF CASH FLOWS
September 2017 - August 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	25,301.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-7,458.00
Other Current Liabilities:Bill Me Later - Paypal	-2,535.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,993.00**
Net cash provided by operating activities	**$15,308.89**
FINANCING ACTIVITIES	
Long Term Liabilities:Credit Card Charges	-14,866.75
Long Term Liabilities:Kiva loan	-3,333.36
Long Term Liabilities:Loan Payable - Gail Foster	9,282.54
Long Term Liabilities:Loan Payable - T. Foster	-1,130.00
Long Term Liabilities:Todd Ruffins	1,000.00
Opening Balance Equity	-1,000.00
Net cash provided by financing activities	**$ -10,047.57**
NET CASH INCREASE FOR PERIOD	**$5,261.32**
Cash at beginning of period	4,848.52
CASH AT END OF PERIOD	**$10,109.84**

MORNINGSIDE PLAYCARE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE SEVEN MONTHS ENDED MARCH 31, 2019
AND YEARS ENDED AUGUST 31, 2018 AND 2017

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Beginning of period	$ 100	$ -	$ (31,333)	$ (31,233)
Paid in capital	-	3,024	-	3,024
Net income	-	-	(8,394)	(8,394)
August 31, 2017	100	3,024	(39,727)	(36,603)
Net income	-	-	19,731	19,731
August 31, 2018	100	3,024	(19,996)	(16,872)
Net income	-	-	(2,813)	(2,813)
March 31, 2019	$ 100	$ 3,024	$ (22,809)	$ (19,685)

See accountant's report and notes to financial statements.

Morningside PlayCare

